February 9, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Trustees’ Equity Fund, File No. 2-65955-99

Dear Mr. Sandoe:

The following responds to your comments of February 3, 2010, on the post-effective amendment of the registration statement of Vanguard Trustees’ Equity Fund, which was filed on December 18, 2009, pursuant to Rule 485(a).

Comment 1:    International Value Fund – Fees and Expenses

Comment:         Delete the footnote to the fee table that describes the application of the redemption fee. This information is not permitted by Form N-1A in the summary section.

Response:         Vanguard believes this footnote provides important and material information to investors about the Fund’s redemption fee.  We note that at least two other fund companies have recently updated their registration statements and retained footnotes to their fee tables.  We believe retaining this footnote to the fee table is a critical component in making the Fund’s summary prospectus comparable to the summary prospectuses of other funds.  For these reasons, we will retain the footnote.

Comment 2:    International Value Fund – Tax Information

Comment:         Delete all text other than the first sentence, which states that the Fund’s distributions may be taxed as ordinary income or capital gain.  Add disclosure that investors who hold fund shares in a tax-deferred account will be subject to tax when they take distributions from the account.

Response:         We believe that the disclosure in this paragraph is important information in helping investors understand the tax consequences of distributions and redemptions as well as state and local tax consequences, and therefore that it is appropriate to include this disclosure in this paragraph.

                        We do not believe the disclosure you have asked us to add is accurate in all circumstances (e.g., Roth IRAs and 401(k)s,  401(k) rollovers).  Accordingly, we will not add the requested disclosure.  We do disclose later in the prospectus that investors should consult with their tax advisor to discuss the taxability of distributions made out of tax-deferred accounts.

Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 503-5804 with any questions or comments regarding the above responses and explanations.

Sincerely,

Frances Han

Associate Counsel

The Vanguard Group, Inc.